                                                                  EXHIBIT 12(B)

                          BANK OF BOSTON CORPORATION

        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                       (INCLUDING INTEREST ON DEPOSITS)

  The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the nine months ended September 30, 1995 and 1994 and for the five years ended December 31, 1994 were as follows:

                            NINE MONTHS
                               ENDED
                           SEPTEMBER 30,      YEARS ENDED DECEMBER 31,
                           ------------- -------------------------------------
                            1995   1994   1994   1993    1992    1991    1990
                           ------ ------ ------ ------  ------  ------  ------
                                        (DOLLARS IN MILLIONS)
Net income (loss)........  $  399 $  315 $  435 $  299  $  279  $ (113) $ (468)
Extraordinary items, net
 of tax..................              7      7            (73)     (8)    (44)
Cumulative effect of
 changes in accounting
 principles, net of tax..                          (24)
Income tax expense
 (benefit)...............     335    254    349    215     153     (58)      3
                           ------ ------ ------ ------  ------  ------  ------
 Pretax earnings (loss)..  $  734 $  576 $  791 $  490  $  359  $ (179) $ (509)
                           ------ ------ ------ ------  ------  ------  ------
Fixed charges:
 Portion of rental
  expense (net of
  sublease rental income)
  which approximates the
  interest factor........      21     20     27     27      28      30      39
Interest on borrowed
 funds...................     772    693    998    378     345     362     592
Interest on deposits.....   1,179    815  1,148  1,016   1,407   1,808   2,420
                           ------ ------ ------ ------  ------  ------  ------
 Total fixed charges.....   1,972  1,528  2,173  1,421   1,780   2,200   3,051
                           ====== ====== ====== ======  ======  ======  ======
Earnings (for ratio
 calculation)............  $2,706 $2,104 $2,964 $1,911  $2,139  $2,021  $2,542
                           ====== ====== ====== ======  ======  ======  ======
Total fixed charges......  $1,972 $1,528 $2,173 $1,421  $1,780  $2,200  $3,051
                           ====== ====== ====== ======  ======  ======  ======
Ratio of earnings to
 fixed charges...........    1.37   1.38   1.36   1.34    1.20     .92     .83
                           ====== ====== ====== ======  ======  ======  ======

  For purposes of computing the consolidated ratio of earnings to fixed charges "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (excluding interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. For the years ended December 31, 1991 and 1990, earnings were insufficient to cover fixed charges. Additional earnings necessary for the years ended December 31, 1991 and 1990 to bring the ratios of earnings to fixed charges to one-to-one basis are $179 million and $509 million, respectively.